July 27, 2007	Robert W. Sweet, Jr. Boston Office 617.832.1160 rws@foleyhoag.com

Via FedEx

Eduardo Aleman, Esq.
Office of Electronics and Machinery
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Mail Stop 0306
Washington, D.C.  20549-1004

Re:	Power Medical Interventions, Inc. Registration Statement on Form S-1 File Number 333-142926

Dear Mr. Aleman:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Ms. Peggy A. Fisher’s letter of June 8, 2007 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we submit on behalf of Power Medical Interventions, Inc. (“PMI” or the “Company”), the information set forth below.

1.                                      Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information.  This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Response.  PMI confirms that any preliminary prospectus circulated to prospective investors will include all non-Rule 430A information.

Prospectus Summary, page 1

2.                                      Please tell us whether the organizations mentioned here and throughout your prospectus (e.g., Medtech Insight and MedMarket Diligence):

•                    make their reports publicly available,

•                    received compensation from you for preparation of the statistics,

•                    prepared the statistics for use in the registration statement, or

•                    have consented to your use of their statistics in your document.

Response.  None of the organizations mentioned in the registration statement were compensated by PMI for the preparation of the statistics cited in the registration statement or for the inclusion of the cited statistic in the registration statement.

On pages 1, 54 and 58 of the registration statement, PMI has referenced statistics from the U.S. Surgical Procedure Volumes, February 2007 report published by Medtech Insight, a Division of Windhover Information, Inc.  The U.S. Surgical Procedure Volumes, February 2007 report published by Medtech Insight is available to the public for a fee.  On May 3, 2007, PMI received written consent from Medtech Insight to include these statistics in the registration statement.

On page 57 of the registration statement, PMI has referenced statistics from the MedMarkets Report, March 2004 / Volume 3, Issue 5 published by MedMarkets Diligence, LLC.  The MedMarkets Report is published by MedMarkets Diligence and the statistics cited are publicly available on the MedMarkets Diligence, LLC website at: http://www.mediligence.com/MedMarkets/sample_issue/1_staples0504.html.  PMI has not sought the consent of MedMarkets Diligence for the use of the statistics in the registration statement.

On pages 57 and 58 of the registration statement PMI has referenced statistics published by the American Cancer Society on its website at http://www.cancer.org/downloads/stt/CFF2007EstDthSelSiteByState.pdf.  PMI has not sought the consent of the American Cancer Society for the use of the statistics in the registration statement.

On page 58 of the registration statement, PMI has referenced statistics published by the American Obesity Association on its website at: http://obesity1.tempdomainname.com/subs/fastfacts/obesity_US.shtml.  PMI has not sought the consent of the American Obesity Association for the use of the statistics in the registration statement.

On page 57 of the registration statement, PMI has referenced statistics published by the Centers for Disease Control and Prevention and the National Center for Chronic Disease Prevention and Health Promotion which can be accessed through the following websites at: www.cdc.gov and http://apps.nccd.cdc.gov/brfss/index.asp.  PMI has not sought the consent of the Centers for Disease Control and Prevention for the use of the statistics in the registration statement.

Summary Consolidated Financial Information, page 7

3.                                      Please revise throughout the filing to use a consistent chronological ordering of the financial data, consistent with SAB Topic 11E.

Response.  PMI has revised its financial data disclosure throughout the filing to use consistent chronological ordering in compliance with SAB Topic 11E.

Risk Factors, page 9

We have incurred losses since inception..., page 9

4.                                      Revise to disclose that you expect to continue incurring operating losses at least through 2008, as noted on page F-8.

Response.  PMI has revised its disclosure on pages 4, 9 and 39 in response to the Staff’s comment.

We assemble our Intelligent Surgical Instruments…, page 12

5.                                      Please update this risk factor to address the status of the development of your automated system which you expected to be completed in the first half of 2007.

Response.  PMI has updated its disclosure on page 13 in response to the Staff’s comment.

If we infringe intellectual property..., page 20

6.                                      Revise to describe briefly that the outcome of one of the patent-infringement lawsuits against you in Germany was adverse to you.

Response.  PMI has revised its description of its litigation in Germany on page 20 in response to the Staff’s comment.

There is no guarantee..., page 23

7.                                      Update the disclosure regarding the submission to the FDA you intended to make in the second quarter of 2007.

Response.  PMI has updated its disclosure on page 23 in response to the Staff’s comment.

Capitalization, page 33

8.                                      Please remove cash and cash equivalents from your capitalization table.

Response.  PMI has removed cash and cash equivalents from the capitalization table on page 33.

Dilution, page 35

9.                                      We note that the amount of total consideration for existing stockholders is $135.5 million. Please disclose whether this amount assumes conversion of the redeemable preferred stock. Please also tell us how you calculated the amount of total consideration and reconcile with page F-3.

Response.  PMI confirms to the Staff that the total consideration disclosed in the second dilution table on page 35 includes the consideration paid for all outstanding shares of preferred and common stock, and the total shares purchased in the dilution table assumes the conversion of all outstanding preferred stock.

To reconcile the amount of total consideration disclosed in the dilution table on page 35 (the “Dilution Table Amount”) to the carrying amount of the common stock and preferred stock on the face of PMI’s June 30, 2007 balance sheet, non-cash adjustments to additional paid in capital for the common stock and accrued dividends on the preferred stock must be added to the Dilution Table Amount.  In addition, offering expenses for preferred stock which are fully reflected in the Dilution Table Amount but are being accreted over time on the balance sheet pursuant to the effective interest method, must be subtracted from the Dilution Table Amount to the extent not already accreted on the balance sheet.

The following table shows the reconciliation using values from the June 30, 2007 balance sheet and Note 6:

	Total Consideration Reflected in Dilution Table	Reconciling Adjustments
	Total Consideration	Non-Cash Stock Based Compensation and Warrant Issuances	Accreted Dividends and Offering Expenses	Offering Expenses To Be Accreted (1)	Balance Sheet Carrying Amount
Common	$49,423,509	$3,264,621	$(18,417,430)	$—	$34,270,700
Series A	15,850,000		3,324,998	(406,547)	18,768,451
Series B	35,000,000		9,770,833	(113,856)	44,656,977
Series C	16,656,408		1,729,757	(86,671)	18,299,494
Series D	40,982,888		$2,366,543	$(4,341,652)	39,007,779
Total	$157,912,805				$155,003,401

(1)          Offering expenses for PMI’s preferred stock are being accreted over time to the preferred stock equity accounts under the effective interest method through charges to additional paid-in capital.  Amounts shown represent the balance of preferred stock offering expenses that have yet to be accreted on PMI’s balance sheet, as of June 30, 2007.

Stock-based Compensation, page 45

10.                               We note that you refer to using the valuation of an independent third party here and on page F-12 when determining fair value of certain of your equity instruments. Please revise the filing to name the independent valuation expert in these sections of the filing as well as in the Experts section and to include its consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Response.  PMI has expanded its disclosure regarding its reliance upon reports issued by The Baker-Meekins Company, Inc., an independent third party valuation firm, in response to the Staff’s comment.  The Baker-Meekins Company, Inc. has consented in writing to the inclusion of information related to its reports in the registration statement and such consent has been filed with Amendment No. 1 as Exhibit 23.3.

11.                               Since your valuation was retrospective, we believe that these disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

•                    The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range.

•                    Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet.

•                    Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet.

Response.  PMI has substantially revised its disclosure in MD&A concerning valuation of its common stock and related stock options in response to the Staff’s comment.  PMI supplementally advises the Staff that the exercise price of all options granted by PMI in the twelve months ended June 30, 2006 was $0.64 per share.  This amount was fixed by the board of directors primarily by reference to the price per share of the Series D preferred stock issued by PMI in arms-length private placements in June 2006 and August 2006, and represented 80% of the $0.81 per share purchase price of the preferred stock.  We note that this $0.64 per share exercise price represented a 60% increase over the $0.40 per share exercise price that was in effect for grants during the first quarter of 2006.  In establishing this exercise price and determining that it was not less than the fair value of the common stock on the date of grant, the board of directors considered the following factors, along with other objective and subjective factors.

The board of directors believed that the relatively modest discount of 20% from the purchase price of the contemporaneously issued Series D preferred stock was justified by the liquidation preference and other superior rights and privileges of the Series D preferred stock and by the substantial uncertainties and other factors affecting both the prospects of the Company and the likelihood that an initial public offering would occur that would force automatic conversion of the preferred stock.  These uncertainties included the following:

•                    As disclosed in MD&A, after a promising first quarter of 2006, PMI encountered a series of operational difficulties that had a significant adverse effect on its revenues and results of operations in the remainder of 2006.

•                    Introduction of several new products, including its PLC 60 product (a replacement for its best selling product, its SLC 55 straight linear stapler) was substantially delayed, and the PLC 60 was not introduced until December 2006.

•                    Although the Company had held preliminary discussions with certain investment banks (none of which is a managing underwriter of this offering) concerning the possibility of an initial public offering beginning in late 2005, as a result of these and other factors, these discussions were discontinued during 2006 and PMI abandoned any plans to complete a public offering during 2006.

•                    By late 2006, it had become apparent that at its present burn rate PMI would require additional financing by the end of the first quarter of 2007, certainly before any public offering could be completed.

•                    Jefferies & Company was engaged by PMI to arrange a placement of $25.0 million of senior secured convertible notes.  Negotiations over the terms and documentation of this financing were protracted, and the financing did not close until March 30, 2007.

•                    Concurrently with its efforts to obtain debt financing, PMI began in early 2007 the preparation of a registration statement for a proposed initial public offering, and engaged the three investment banks listed on the cover of the prospectus as prospective managing underwriters.  However, as late as May 2007, substantial uncertainty remained as to the Company’s prospects, and whether and when a registration statement would be filed.  As disclosed in the prospectus, PMI’s revenue during the first half of 2007 was lower than expected; continuing problems with PLC 60 reload cartridges were delaying the receipt of revenues from that product; an FDA inspection had resulted in the issuance of a 483 letter in April with a significant number of inspectional observations; and the

Company’s auditors determined that a material weakness existed in the Company’s internal control over financial reporting as of December 31, 2006.

The net result of these uncertainties was that, at least until the issuance by The Baker-Meekins Company, Inc. (“Baker-Meekins”) of its valuation report dated March 6, 2007, during the twelve months ended June 30, 2007, the board of directors considered the most reliable available indication of the fair value of the Company’s common stock to be the price of the Series D preferred stock issued in June 2006 and August 2006, with a 20% discount to reflect the additional risk, subordinate status in liquidation and other characteristics of the common stock in comparison to the Series D preferred security.  Each of the material considerations referred to above is discussed in the revised prospectus.

In response to the Staff’s comment, we propose to disclose the aggregate intrinsic value of all options granted during the twelve months ended June 30, 2007, based on the hypothetical assumption that the fair value of the common stock on each date of grant was equal to the midpoint of the proposed initial public offering price range.  While this may not be a realistic assumption, we acknowledge the Staff’s consistent view that, in the case of stock options granted in the twelve months preceding the filing of a registration statement, substantial departures from the midpoint of the filing range warrant close scrutiny, and we believe investors would understand the logic for providing this non-GAAP information for purposes of comparison in the context of a discussion of critical accounting estimates.

We do not, however, believe that it is appropriate to disclose in MD&A the aggregate intrinsic value of all outstanding options, regardless of their vintage, utilizing this methodology.  There is no basis for an inference that the filing range is a reasonable proxy for the fair value of the common stock at the time of option grants that occurred early in the Company’s development, and years before any offering was ever contemplated.  We are not aware of any alternative judgments or methodologies that might reasonably be used consistent with GAAP that could result in a calculation of stock-based compensation expense that would approximate this figure.  While the current, in-the-money value of outstanding options without regard to their grant date may be relevant from the standpoint of compensation disclosure, we respectfully suggest that it is out of place in an MD&A discussion focused on income statement expense concepts, and that it is far more likely to be confusing than it is to be helpful to investors.

Liquidity and Capital Resources, page 51

12.                               Please discuss material changes in the underlying drivers of your working capital changes (e.g., cash receipts from the sale of goods and cash payments to acquire supplies and components for assembly or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Response.  PMI has revised its disclosure at pages 51 and 52 in response to the Staff’s comment.

Contractual Obligations, page 52

13.                               Please revise your contractual obligations table to include deferred rent reflected in your balance sheet under GAAP, or tell us why the current disclosure complies with Item 303(a)(5) of Regulation S-K.

Response.  The deferred rent reflected on the face of the Company’s balance sheet at June 30, 2007 consists primarily of landlord-financed allowances for build-out construction for the Company’s facilities in Langhorne, Pennsylvania and Shelton, Connecticut.  These build-out payments by the landlord were recorded as leasehold improvements which are being amortized by PMI over their estimated useful life. The deferred rent liability will be relieved as a reduction of rent expense over the term of the lease, in accordance with GAAP. The deferred rent liability does not increase or decrease the periodic rent payments that are required under the terms of the lease, which are already included in the contractual obligations table on page 52.  Therefore, all contractual payment obligations of the Company under the operating leases to which the deferred rent relates are fully disclosed in the table.

Business, page 50

Government Regulation, page 65

14.                               Revise to briefly describe the modifications described on page 69, and the basis for your determination that the modifications to your devices did not require a new 510(k) application.

Response.  PMI has expanded its disclosure on page 73 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 82

15.                               You state that the compensation committee reviews and recommends to you board executive compensation and benefits policies. Please clarify the extent to which the entire board makes the final decisions on these matters. As part of this, discuss the role that Mr. Whitman, as CEO and Chairman of the board, plays in these decisions. For example, explain whether he votes on matters concerning his own compensation. Refer to Items 402(b)(2)(xv) and 407(e)(3) of Regulation S-K.

Response.  PMI has revised its disclosure on pages 87 and 88 in response to the Staff’s comment to clarify these matters.

Objectives of Our Compensation Policy, page 86

16.                               We note that your compensation program “takes into consideration information available to us concerning the compensation practices of other companies with which we compete for executive talent.” Please expand to provide more detailed disclosure regarding the information, including the number of companies and their identities. Also, please reconcile the disclosure with your statement on page 83 that you do not engage in any process of formal benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K.

Response.  PMI does not engage in any systematic process of formal benchmarking of its compensation.  The information concerning other companies’ compensation practices that the compensation committee has historically utilized is anecdotal and impressionistic in nature, and based largely on the individual knowledge and experience of the members of the committee rather than on any formal reports, studies or targeted surveys of peer companies.  The disclosure at page 88 has been clarified accordingly.  Because the relevance, currency and statistical significance of the compensation information available to individual members of the committee varied widely and was not reduced to writing in the process of the committee’s deliberations, it is not feasible, nor, in our view, would it be helpful to investors, to seek to catalog the companies whose compensation practices to one extent or another influenced the thinking of the members of the committee in making their recommendations.

Annual incentive bonus plan, page 88

17.                               We note that you have not provided a quantitative discussion of the company and individual performance objectives to be achieved in order for your executive officers to earn their cash-based incentive payments. Please provide such disclosure or, alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under instruction 4 to Item 402(b) of Regulation S-K. Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive, or how likely it will be for the registrant, to achieve the target levels or other factors. Please see instruction 4 to Item 402(b).

Response.  A qualitative description of the performance targets for Mr. Whitman’s incentive bonus and of the difficulty of achieving them are provided under “Compensation Discussion and Analysis - Employment Agreements” at page 92.  These targets are set forth in Mr. Whitman’s employment agreement filed as Exhibit 10.4 to the Registration Statement.  As the Staff is aware, PMI submitted a Confidential Treatment Request dated May 14, 2007 with respect to the quantitative elements of the performance targets set forth in Mr. Whitman’s agreement.

PMI has expanded the descriptions of Messrs. Bourdon and Gandolfo’s employment agreements to provide a similar qualitative description of the performance targets that have been established by the compensation committee for them pursuant to those agreements.  For reasons similar to those set forth in PMI’s Confidential Treatment Request with respect to Mr. Whitman’s agreement, PMI believes that the quantitative elements of Messrs. Bourdon and Gandolfo’s performance targets constitute “confidential commercial or financial information, the disclosure of which would result in competitive harm,” such that they may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Specifically, the revenue, net income (loss) and gross margin goals that were set by PMI’s compensation committee pursuant to the Bourdon and Gandolfo agreements were determined by reference to PMI’s internal operating plan for 2007. PMI’s internal operating plan objectives for revenue, net income (loss) and gross profit for 2007 are confidential, competitively sensitive information. The targets, which are aspirational in nature and are designed to motivate and incentivize management, do not necessarily reflect the Company’s forecasted results for 2007, nor are they necessarily reflective of estimates that have been or might be made by analysts or investors.  These goals were not intended to be made public, nor were they intended to represent a forecast or estimate for purposes of the guidance of investors.  Public disclosure of these specific performance targets would be susceptible to misinterpretation and could also substantially damage the competitive position of the Company by providing competitors with information that is not otherwise available and that could be misused by them. For example, competitors could take advantage of this information in establishing prices for their own products, in determining competitive strategy and in formulating sales and marketing messages directed at the Company’s customers and prospects.

Consistent with Instruction 4 to Item 402(b),  PMI has therefore omitted the quantitative targets established for Messrs. Bourdon and Gandolfo, while providing a qualitative description of the targets and an assessment of the difficulty of achieving them.

Certain Relationships and Related Party Transactions, page 101

18.                               We note the first paragraph. Please confirm that you have disclosed all transactions required to be disclosed under Regulation S-K Item 404(a), and not just those that met the $500,000 threshold.

Response.  PMI confirms to the Staff that it has disclosed all transactions required under Regulation S-K Item 404(a).

19.                               For each transaction, please identify the benefit derived. for example, in the second paragraph under the caption “Transactions with Gerald Dorros, M.D.” describe the conversion and other material terms of the notes. In the third paragraph, disclose that the expiration term for the warrants was May, 2007, and disclose the warrant exercise prices.

Response.  PMI has revised its disclosure on pages 102 and 103 in response to the Staff’s comment.

20.                               Please expand to provide the disclosure required by Items 404(b)(1)(ii) and 404(b)(1)(iv) of Regulation S-K.

Response.  PMI has revised its disclosure on page 102 in response to the Staff’s comment.

21.                               Expand to briefly describe the conversion terms for the preferred stock identified on page 99.

Response.  The preferred stock currently converts to common stock on a 1:1 pre-split basis.  In response to the Staff’s comment, PMI has revised its disclosure in note (1) to the table on page 104, and will provide information as to the post-split conversion ratio of the preferred stock.

Financial Statements, page F-1

22.                               Please update your financial information as required by Rule 3-12 of Regulation S-X.

Response.  PMI has updated the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

23.                               We note that Schedule II - Valuation and Qualifying Accounts was not included in the filing. Please provide the disclosures to satisfy the requirements of Rule 12-09 of Regulation S-X, or tell us why you believe the information is not required.

Response.  The disclosures to satisfy the requirements of Rule 12-09 of Regulation S-X are included in Note 2 of the consolidated financial statements.

Report of Independent Registered Public Accounting Firm, page F-2

24.                               Please request your auditors to include the city and state of issue in their report, consistent with Rule 2-02(a) of Regulation S-K.

Response.  Ernst & Young LLP, PMI’s auditors, have included the city and state of issue in their report.

Note 2.  Summary of Significant Accounting Policies, page F-8

Concentration of Credit Risk, page F-10

25.                               We note that your policy is to record an allowance for doubtful accounts when specific collectibility matters arise. Under SFAS 5, you should recognize an allowance for doubtful accounts when it is probable and estimable.

Response.  PMI evaluates specific collectibility matters on an ongoing basis and records a charge to the allowance for doubtful accounts when it becomes probable and estimable that a receivable will not be collected.  Accordingly, PMI has revised its disclosure in Note 2 on page F-11 to clarify its policy.

Revenue Recognition, page F-12

26.                               With reference to the second paragraph on page 41, please tell us in greater detail about your arrangements with customers before and after 2005. Please address the following in your response:

•                    Discuss whether customers purchased the power consoles and related accessories prior to 2005.

•                    Discuss the significant terms under which you make the power console and related accessories available to your customers during and after 2005. Discuss who holds title to the console.

•                    Tell us whether or not the power console and related accessories are required to operate your other products.

•                    Tell us whether or not customers may purchase the console and related accessories from other vendors.

•                    Discuss why you wrote down the value of the power consoles and related accessories by $2.4 million in 2005 and how you determined the amount of the charge, consistent with Chapter 4 of ARB 43. In this regard, discuss how you are using or have used the written down inventory.

•                    We note that you refer to the charge as an inventory obsolescence charge on page F-11. Please relate that description to your response above.

Response.  The Company’s SurgASSIST surgical platform includes cutting and stapling devices in a variety of sizes and linear, right angle and circular configurations designed for differing surgical needs, which the Company refers to as Intelligent Surgical Instruments. The Company’s Intelligent Surgical Instruments are available as disposable, single-patient devices as well as in a reusable multiple-patient format which can be autoclaved and used in multiple cases. The Company’s reusable Intelligent Surgical Instruments use disposable cutting and stapling cartridges in various sizes, which the Company refers to as reload cartridges. None of these items can be purchased from any vendor other than PMI.

In the current configuration of the SurgASSIST system, all the Company’s Intelligent Surgical Instruments must be connected through a flexible shaft, or FlexShaft, to a power console and, in some cases, a separate remote control unit. The Company’s next generation products, beginning with the i60 linear stapler that it intends to introduce in the fourth quarter of 2007, will be self-contained hand held instruments that do not require a FlexShaft or separate power console.

Most of the Company’s revenue has been derived from the sale of single-patient, disposable Intelligent Surgical Instruments and from the sale of reload cartridges for reusable Intelligent Surgical Instruments. The Company also has derived a limited amount of revenue from the sale of complete SurgASSIST systems, consisting of one or more Intelligent Surgical Instruments, together with the related power console, FlexShaft and remote control unit.

PMI commenced sales of its SurgASSIST platform in 2001, and initially marketed it to surgeons and hospitals as a complete system comprised of one or more Intelligent Surgical Instruments, a power console, mobile cart, Flex Shaft, and remote control unit.  From 2001 through 2004, PMI sold approximately 40 of those complete SurgASSIST systems at an average selling price of approximately $36,000 each.  However, market acceptance of the complete SurgASSIST system proved to be difficult.  Customers objected to the high cost of the power console and related ancillary equipment and the amount and capital nature of the purchase resulted in a lengthy institutional approval process and extended sales cycles.

In 2005, PMI decided to alter its market strategy and business model.  Commencing in 2005, PMI adopted a strategy of providing the capital equipment included in the SurgASSIST system (i.e., the power consoles and related FlexShafts, remote control units and mobile carts, which in this response we will refer to collectively as the power console) to customers for their use free of charge, as long as they continued to purchase the “consumables” (i.e., the Intelligent Surgical Instruments and the reload cartridges).

Under this new business model, the power consoles are characterized as capital equipment owned by PMI and their cost is depreciated over their estimated useful lives (giving consideration to the technological obsolescence issue discussed below).  PMI retains title to the units that it loans to customers and classifies such units as fixed assets in its consolidated financial statements.

Arrangements with certain customers provide that PMI will transfer title of the power console to the customer free of charge if they purchase a specified number of reload cartridges during a specified time period.  Any remaining net book value of the power consoles that are transferred to customers is recorded as a charge to cost of sales in the period in which the title is transferred.  PMI retains title to the power consoles, unless these reload purchase levels are achieved and PMI takes back possession of the power consoles and redeploys them to other customers if the customer is not purchasing an appropriate level of reload cartridges.  Through December 31, 2006, the aggregate net book value of the systems transferred to customers under this program was $ 69,000.

Commensurate with its change in strategy in 2005, PMI re-focused its research and development efforts with regard to the power consoles.  A key objective of the Company’s strategy from its inception had been to incorporate the capabilities of its Intelligent Surgical Instruments in a line of self-contained, untethered devices that would eliminate the need for a separate power console, FlexShaft, remote control unit and mobile cart.  The first product incorporating this new technology is expected to be released in the fourth quarter of 2007 and it will eventually render the power consoles, FlexShafts and related ancillary equipment obsolete.

Considering its change in marketing strategy as well as progress achieved in the development of next generation products, PMI re-evaluated the classification and carrying amount of the power consoles, FlexShafts, remote control units and mobile carts in 2005.  Given that PMI would no longer be selling these items, PMI concluded that they had attributes more closely correlated with equipment than inventory.  Furthermore, PMI concluded that it would likely not be able to use all of the power consoles, FlexShafts, remote control units and mobile carts that it had on hand prior to their obsolescence, given the market resistance to complete system sales and the anticipated changes in technology discussed above.

Accordingly, in 2005, PMI transferred to property and equipment from inventory the number of units that it expected could be put to productive use as demonstration systems or “loaners,” and wrote off the remaining excess units by recording a $2.4 million inventory excess and obsolescence charge in 2005.  This accounting treatment is consistent with the concepts outlined in Statement 5 of Chapter 4 of ARB 43 and Statement of Financial Accounting Concepts 5 and 6.

27.                               Further, we note from your website that the power console houses the main microprocessor and motor drive units of the SurgASSIST™ platform and “mediates all functions of the FlexShaft and Digital Loading Units®.”  The power console also provides voice and text messages to the surgeon during the procedure. As such, it appears that the power console is an integral part of your product. In addition, we note from your website that your SurgASSIST™ product consists of the three items: the FlexShaft, the power console, remote control unit, disposable Digital Loading Units® and a mobile cart. Please discuss in sufficient detail how you account for these arrangements and why. Cite the accounting literature upon which you relied. Please also include a discussion of your consideration of SFAS 13, EITF 00-21 and 01-9 for these arrangements.

Response.  As described above, PMI generally loans power consoles to its customers free of charge and the customers purchase the Intelligent Surgical Instruments (sometimes referred to in the Company’s sales literature as “Digital Loading Units”) and related reload cartridges from PMI.  PMI retains title to the power consoles, FlexShafts, mobile carts and remote control units and redeploys them to other customers if the current user of the equipment is not utilizing it on an active basis.  The amount PMI customers pay for the Intelligent Surgical Instruments and related reload cartridges is contractually fixed per unit and is not specifically designed to recover the cost of equipment loaned to the customer.

As described above, on rare occasions, PMI may sell the power consoles to the customer at the commencement of the arrangement or transfer title of such equipment to the customer free of charge if they meet certain purchase thresholds with regard to the Intelligent Surgical Instruments or related reload cartridges.  These transactions are the exception, and are not a significant element of PMI’s current business model.

In evaluating the accounting for the above noted transactions, PMI considered the guidance of SFAS 13, EITF 01-08, EITF 00-21, SAB 104, EITF 01-9, and EITF 00-22.  The loan of the equipment to its customers was deemed to be outside the scope of SFAS 13 because the amount its customers pay for the Intelligent Surgical Instruments and the related reload cartridges is a fixed price per unit that does not vary based upon volume, it was not specifically designed to recover the cost of the loaned equipment, and the period of time for which PMI loans the equipment to its customers is variable.  PMI believes this conclusion is supported by the guidance outlined in EITF 01-8.

The revenue generated from the sale of the Intelligent Surgical Instruments and related reload cartridges is recognized upon shipment because the terms of the arrangements are FOB shipping point and the four basic criteria outlined for revenue recognition under SAB 104 are generally met at that time.  Further, although customers may buy additional Intelligent Surgical Instruments and/or reload cartridges from PMI in the future, they are not contractually obligated to do so and thus there are no undelivered elements that would require a deferral of the recognition of revenue under the provisions of EITF 00-21.

As noted above, PMI has entered into a limited number of arrangements with customers where PMI agreed to transfer the title of the power consoles to the customer if they meet certain purchase thresholds with regard to the Intelligent Surgical Instruments or reload cartridges.  Paragraph 7 of EITF 01-9 excludes these types of transactions from its scope and suggests that the accounting guidance outlined in EITF 00-22 is more appropriate.  Given that the related equipment is being depreciated over its estimated useful life, PMI anticipates that in most cases the equipment will have little or no remaining book value at the time of its transfer to the customer.  Accordingly, PMI has not provided a liability for the anticipated remaining net book value of the equipment at the anticipated date of transfer.  Further, PMI believes that the current depreciation charges related to this equipment accurately reflect the cost of providing the equipment to its customers free of charge.

28.                               On page 41 you disclose that you make power consoles and related accessories available to institutions at a nominal charge or at no charge. On page F-10 you disclose that you sometimes recover discounts given on F1exShafts through higher unit pricing on the sale of reload cartridges. Please clearly describe your major revenue-generating products, services, or arrangements, consistent with paragraph 18 of EITF 00-21 and Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006, available on our website at http://www.sec.gov/divisions/corpfrn/cfacctdisclosureissues.pdf. For major contracts or groups of similar contracts, disclose essential terms, including payment terms and unusual provisions or conditions.

Response.  Most of PMI’s revenue is currently derived from the sale of Intelligent Surgical Instruments and reload cartridges which are used in connection with the reusable Intelligent Surgical Instruments.  Revenue related to the sale of such individual products is recognized at the time of shipment upon delivery to a common carrier.

Where PMI has provided a power console to a customer at no cost and agreed to transfer title to such system upon the customer’s purchase of a defined number of Intelligent Surgical Instruments, PMI recognizes revenue as the related Intelligent Surgical Instruments are delivered, which is in accordance with EITF 00-21, Revenue Arrangements with Multiple Deliverables.

Historically, PMI also derived revenue from the sale of its complete SurgASSIST systems.  Sales of these systems were not material during 2006 and zero in the six months ended June 30, 2007.  Revenue related to the complete sale of a SurgASSIST system is recognized at the time of shipment upon delivery to a common carrier.

PMI has updated its revenue recognition disclosure on page F-10 to indicate that in 2007, it instituted a program whereby it may provide reusable Intelligent Surgical Instruments and FelxShafts to customers at no cost in exchange for higher unit pricing on the sale of reload cartridges over a specified period of time.  In these cases, PMI recognizes the revenue ratably over the period of delivery of the reload cartridges in accordance with the guidance of EITF 00-21, as long as such revenue is not contingent on the delivery of the undelivered products.

PMI’s customers generally order product using standard purchase orders, and payment terms are 30 days.  PMI provides discounted pricing to its customers based on volume commitment levels.  Customers who commit to purchasing a specified level of product are provided a discount from a standard price list.  PMI provides its customers certain return rights related to disposable Intelligent Surgical Instruments, reusable Intelligent Surgical Instruments and reload cartridges for up to one year from the date of purchase.  Only product meeting certain criteria is accepted for return and returns of these products have not been material.

PMI also provides limited warranties to its customers against material defects in materials and workmanship.  Such warranties are generally for a one year period from the date of shipment.  PMI has historically not accrued for such warranty costs as the warranty costs have not been material.

PMI has updated its disclosures in Note 2 of the consolidated financial statements in response to the Staff’s comment.

29.                               As discussed in paragraph 14 of EITF 01-9, you should consider carefully whether any disclosures related to your incentives are necessary in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” required by Item 303 of Regulation S-K.

Response.  As discussed in the response to Comment 27, PMI does not believe that its program whereby it may provide a power console to a customer at no cost and agree to transfer title to such system upon the customer’s purchase of a defined number of disposable instruments or reloads falls within the scope of EITF 01-9.  However, in response to the Staff’s comment, PMI has updated its disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to describe the program in order to provide the reader with a clear understanding of results of operations pursuant to the provisions of Item 303 of Regulation S-K.

30.                               Identify contract elements permitting separate revenue recognition, and describe how they are distinguished. Explain how you determine the fair value used to allocate contract revenue among each separate element using relative fair value. Refer to Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006, available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Response.  Most of PMI’s revenue generating arrangements with customers have two elements:  (i) the Intelligent Surgical Instruments and (ii) the related reload cartridges.  Certain of the Intelligent Surgical Instruments are reloadable single patient devices (can only be used for one operation); and others are reloadable multiple patient devices (can be used for multiple operations).  The price of the Intelligent Surgical Instruments and the price of the related reload cartridges are contractually fixed per unit, do not vary significantly by customer, and do not vary based on volume after the date of initial purchase.  Although a customer may purchase the related disposables subsequent to the purchase of the Intelligent Surgical Instruments, the price paid for the related reload cartridges is deemed to represent fair value because it is consistent with the price paid for reload cartridges sold to other customers and the customer is not obligated to buy additional disposables.

In the limited circumstances in which PMI customers purchase the power console at the commencement of the arrangement, the fair value of the potential undelivered elements (the Intelligent Surgical Instruments and related reload cartridges) is deemed to be the contractual price because it is consistent with the price paid for the Intelligent Surgical

Instruments and the related reload cartridges purchased by customers who do not purchase the equipment.

31.                               Disclose contingencies such as warranties and the related accounting policy. If applicable, provide the disclosures required by paragraph 14 of FIN 45.

Response.  PMI has disclosed its accounting policy for warranties in Note 2 to the consolidated financial statements in response to the Staff’s comment.  PMI has not provided a tabular reconciliation of the changes in its aggregate product warranty liability for the periods presented as there is currently no warranty liability recorded, and warranty costs to date have been immaterial.

Inventory, page F-13

32.                               We note your disclosure that market value is based on the lower of replacement cost or estimated net realizable value, Under Statement 6 of ARB 43, market should not be less than net realizable value reduced by an allowance for an approximately normal profit margin.

Response.  PMI’s accounting policy is to state inventory at the lower of cost or market value, with cost being determined on a first-in, first-out (“FIFO”) basis and market value based on the lower of replacement cost or the estimated net realizable value reduced by an allowance for a normal profit margin.  Accordingly, PMI has revised its disclosure in Note 2 to clarify its policy in response to the Staff’s comment.

Stock-Based Compensation, page F-14

33.                               We note that you historically used the minimum value method for purposes of your pro forma disclosures under SFAS 123. Consistent with paragraph 85 of SFAS 123R, please delete your pro forma presentation for 2005 and 2004. Alternatively, explain to us why this disclosure is appropriate.

Response.  PMI has deleted the pro forma information related to 2005 and 2004 in response to the Staff’s comment.

Net Loss Attributable to Common Shares, page F-17

34.                               Please: tell us and disclose why you have presented the pro forma net loss per share information. Refer to Rule 11-01 of Regulation S-X.

Response.  PMI has presented the pro forma net loss per share information in accordance with Rule 11-01 (a) (8) of Regulation S-X, which states that pro forma information shall be furnished when consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors.  PMI believes this disclosure provides meaningful information to investors as the conversion of the Company’s preferred stock to common stock is expected to occur upon the closing of the offering, and the disclosure of pro forma net loss per share thus provides an indication of net loss per share on a basis that is comparable to what will be reported by PMI after the offering.

PMI has updated its disclosure in Note 2 in response to the Staff’s comment.

Note 6. Redeemable Convertible preferred stock, page F-20

35.                               Please disclose how you are accounting for and measuring the accretion of the preferred stock. We note that you reflect an amount for the accretion of the preferred stock in your statements of operations.

Response.  PMI has revised Notes 2 and 6 of the consolidated financial statements to include appropriate disclosure of how we account for and measure the accretion of the preferred stock in response to the Staff’s comment.

36.                               Please provide us with your analysis of the accounting for the redeemable preferred stock and warrants. Include a discussion of your consideration of SFAS 133 and EITF 00-19. Include a discussion of your accounting for these instruments in your disclosure.

Response.  Since August 2003, PMI has issued four different classes of preferred stock- Series A, Series B, Series C, and Series D.  The four series of preferred stock will hereinafter be referred to as the “preferred stock”.  The preferred stock accrues dividends cumulatively at rates ranging between 6% to 10% per annum and is convertible into common stock on a one for one basis, subject to certain anti-dilution adjustments (see below).  The conversion ratio of the preferred stock as of December 31, 2006 and June 30, 2007 was 1:1 (without giving effect to the proposed reverse stock split).  In addition, the preferred stock has a liquidation preference equal to the original purchase price of the preferred stock plus any accrued but unpaid dividends to date (“Liquidation Price”), and all series of preferred stock are redeemable at the option of the holder at the Liquidation Price at any time after May 30, 2011.  The key terms of the preferred stock are further outlined below:

Conversion

The holders of preferred stock have the right, at their option, at any time, to convert their shares into fully paid and non-assessable shares of the Company’s common stock by dividing the Original Issue Price for such share of preferred stock by the applicable Conversion Price.  As noted above, all conversion ratios for the preferred stock are 1:1, subject to adjustment as determined below.

The preferred stock will convert automatically, (i) upon the consummation of an underwritten initial public offering with aggregate proceeds of not less than $40 million at a price to the public of at least $0.83 per share (subject to stock split, stock dividend or recapitalization) (ii) on the date upon which the Preferred Majority will consent to such a conversion.

On the issuance date, the conversion ratio of each class of preferred stock was 1:1.  Each round of preferred stock has a dilution protection clause whereby if certain equity issuances are made without consideration or for consideration per share less than any of the conversion prices in effect immediately prior to such issuance, the conversion price of the preferred stock shall be reduced in such a manner to keep the preferred stock investor whole.  In addition, the conversion price is subject to adjustment in the event of stock dividends, stock splits, reorganization or other similar events.

Redemption

At the request of the holder at any time after May 30, 2011, the Company shall redeem, ninety (90) days following the date of the Redemption Notice, the then outstanding shares of the requesting preferred stock holders at a redemption price equal to the Liquidation Price.  To the extent the Company does not have sufficient funds to redeem the total number of shares of preferred stock to be redeemed, the Company shall redeem the maximum possible number of shares ratably among the holders of such Preferred Shares.  Shares of preferred stock not redeemed shall remain outstanding and are entitled to all rights and preferences provided therein.  In addition, the cumulative dividend rate on such preferred stock would increase to the following rates- Series A, C and D- 8% per annum, Series B- 12% per annum.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a change of control, either voluntary or involuntary, the holders of preferred stock are entitled to receive, in preference to common stock, an amount equal to the purchase price per share, plus all declared but unpaid dividends (appropriately adjusted for any stock dividend, stock split or recapitalization). After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of common and preferred stock (assuming conversion of preferred stock).

Voting and Dividends

Preferred stockholders are entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible. The holders of the preferred stock are entitled to receive annual dividends at the rates described above, in advance of any distributions to common shareholders. Dividends are payable when, and as, declared by the Board of Directors and are cumulative from the Original Issue Date. No dividends have been declared through June 30, 2007.

Common Stock Warrants

In connection with the Series A preferred stock raise in 2004, each purchaser of a Series A share also received a 10 year warrant to acquire at $.6992 per share additional shares of common stock at ratios ranging from 1:3 to 1:5 (“Series A Warrants”).  In connection with the Series D preferred stock raise in 2006, certain investors and the placement agent were issued 6,714,400 five year warrants (“Series D Warrants”) to acquire shares of common stock at $0.81 per share.

Accounting Analysis

1.             SFAS 150 liability analysis.  The preferred stock is redeemable at the option of the holder and is therefore not “mandatorily redeemable” as defined by SFAS 150.  Therefore, the preferred stock is not within the scope of SFAS 150 and is not classified as a liability.

2.             SFAS 133 bifurcation analysis.  SFAS 133 defines an embedded derivative as implicit or explicit terms within a contract, that do not in their entirety meet the definition of a derivative instrument, and that affect in a manner similar to a derivative instrument some or all of the cash flows or the value of other exchanges required by the contract. More simply, an embedded derivative is a derivative within another contract that is not a derivative.  SFAS 133 requires that in certain circumstances embedded derivatives be bifurcated from the host contract and accounted for separately. Embedded derivatives that are required to be bifurcated and accounted for separately are treated in the same manner as freestanding derivatives under Statement 133.

In order to determine if the embedded conversion feature associated with the preferred stock should be accounted for separately from the host instruments, the Company first evaluated the criteria under paragraph 12 of SFAS 133, which states that all three of the criteria discussed in paragraph 12 need to be met in order to bifurcated from the host.  In accordance with paragraph 12, if the economic characteristics and risks of the embedded derivative instrument are clearly and closely related to the economic characteristics and risks of the host contract, then the embedded conversion feature should not be bifurcated.

In order to determine if the risks are clearly and closely related, PMI reviewed the guidance in paragraph 61 (l) of SFAS 133 to determine if such preferred stock was more akin to equity or more akin to debt.  Per paragraph 61 (l) of SFAS 133, a typical cumulative fixed rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.

We believe the examples in SFAS 133 provide two ends of a continuum, neither of which properly describes the Company’s preferred stock.  PMI considered the guidance and believes the preferred stock is more akin to equity due to the following features:

“Equity Like” Characteristics:

•                    The preferred stock does not contain a stated maturity date and does not have a mandatory redemption feature.  Subsequent to May 30, 2011, the preferred stock is redeemable at the option of the holder but such redemption is not mandatory.

•                    All of the preferred shares are entitled to vote on substantially all matters on an as-converted to common share basis.

PMI does not believe that mezzanine classification of the preferred stock changes the economic characteristics of preferred instrument to be more like debt than equity.   PMI considered Derivative Implementation Group Issue No. C2 in its evaluation, which states that temporary equity should be considered stockholders equity for the purpose for applying the provisions of paragraph 11A of SFAS 133.

PMI has also considered the below debt characteristics factors in its determination:

“Debt Like” Characteristics:

•                    The preferred stock holders may redeem their shares at any time after May 30, 2011.

Although the preferred shares do have some debt like characteristics (i.e. redemption rights), PMI believes the overall economic characteristics of the preferred stock do not fluctuate in correlation with interest yield curves, and are more likely to increase proportionately with changes in the underlying fair value of the Company’s common stock.

Based on these factors, PMI believes for purposes of paragraph 61(1) of SFAS 133, that the preferred shares are more akin to equity for the reasons stated above.

3.             Analysis of embedded conversion and redemption features.  The preferred shares have two features embedded in the host instrument: (i) a conversion option, and (ii) a redemption feature.   PMI first analyzed the conversion option of the preferred shares.

Conversion Option Analysis.  Since the embedded conversion feature and the host instrument are clearly and closely related, the Company does not have an embedded derivative that needs to be bifurcated.  As such, all of the criteria in paragraph 12 of SFAS 133 are not satisfied, and therefore a further evaluation of the scope exceptions of paragraph 11(a) was not necessary.

Redemption Option Analysis.  Next, PMI analyzed the redemption (put) feature of the preferred shares.  A put feature in an equity instrument would be bifurcated from the host instrument if it meets the definition of a derivative.  Since the put option is not clearly and closely related to the equity host instrument it would be bifurcatable if the criteria in

paragraphs 12(b) and 12(c) are also met.   This instrument meets the first two elements of a derivative as defined in paragraph 6 of Statement 133.  However, the redemption feature does not permit net settlement, and since the preferred shares are not publicly traded, and not readily convertible to cash, this feature does not qualify as a derivative as a stand alone instrument, and therefore, is not required to be bifurcated from the host instrument per paragraph 12 of Statement 133.   As such, further consideration of EITF 00-19 is not necessary relative to bifurcation.

4.             Analysis of Beneficial Conversion Feature.  Next, PMI considered the provisions of EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments.  The fair value of the Company’s common stock was determined by the Board of Directors, with the assistance of management, during 2004 and 2005, and was determined via an independent retrospective appraisal during 2006.  In each case, the initial conversion price of the preferred stock was significantly greater than the fair value of the common stock, and therefore, no beneficial conversion feature existed.

In addition, for both the Series A and Series D preferred stock rounds, the Company allocated the fair value of the common stock warrants issued in connection with the financings to additional paid in capital, which reduced the effective conversion prices of the Series A and Series D offerings (see below).  Subsequent to this allocation, the effective conversion price of the Series A and Series D preferred stock remained in excess of the fair value of common stock on the date of the preferred issuance, and therefore, no beneficial conversion feature existed.

5.             Preferred stock classification.  Since the redemption of the preferred stock after May 30, 2011 is not solely within the control of the issuer, PMI has classified such preferred stock in the mezzanine equity section of the balance sheet.

As the security is redeemable at a future determinable date, and its redemption amount is fixed or determinable, the guidance in SAB 64 has been followed (and by extension, EITF Topic D-98). SAB 64 states that “if fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Further, the carrying amount shall be periodically increased by amounts representing dividends not currently declared or paid, but that will be payable under the mandatory redemption features, or for which ultimate payment is not solely within the control of the registrant....” Increases in the carrying amount of the redeemable security are effected by charges against retained earnings.  Therefore, PMI accretes the preferred stock to its redemption value at the first put date of the preferred stock, using the effective interest method.

In addition, both the financing fees and the fair value of the common stock warrants (see below) related to the preferred stock raises were reflected as reductions of the preferred stock value initially recorded.  Such amounts are also being accreted to the first put date of the preferred stock using the effective interest method.

6.             Accounting for warrants.  PMI allocated value to the common stock warrants issued in connection with the Series A and Series D preferred stock financings.  The fair value of the Series A warrants was determined using the Black Scholes method with the following assumptions:

Expected Dividend Yield- 0%
Volatility- 65%
Risk-free interest rate- 4.5%
Expected life- 5 years
Stock price on date of grant- $0.28
Strike Price- $.6992

The fair value of the Series D warrants was determined using the Black Scholes method with the following assumptions:

Expected Dividend Yield- 0%
Volatility- 65%
Risk-free interest rate- 4.5%
Expected life- 5 years
Stock price on date of grant- $0.48
Strike price- $0.81

PMI first considered whether the detachable warrants may require liability treatment in accordance with SFAS 150.  As the warrants are not mandatorily redeemable, do not have put features which embody obligations to repurchase shares or require the transfer of assets to settle the obligation, and do not represent obligations to issue a variable number of shares, the warrants do not meet the criteria for liability treatment in accordance with SFAS 150.

The accounting for a detachable warrant depends on its index.  If the detachable warrant is convertible to stock of the issuer, the requirements of EITF 00-19 must be evaluated.  As the warrants are to be satisfied with the common stock of the Company, the requirements of paragraphs 12 through 32 of EITF 00-19 have been considered in order to determine if the warrant should be classified as a component of stockholders’ equity.  Based on our analysis of paragraphs 12 through 32 of EITF 00-19, we have concluded the warrants appropriately meet the criteria to be classified within equity and are exempt from the accounting requirements of SFAS 133 under the exemption in paragraph 11(a), and the portion of the proceeds allocated to the warrants should be recorded in equity.  The resulting discount will be accreted to the first put date of the preferred stock using the effective interest method.

PMI has included a discussion of its accounting for these instruments in Note 6 to the consolidated financial statements.

37.                               Please disclose all of the significant terms of the preferred stock, consistent with paragraph 4 of SFAS 129, including conversion terms, terms of adjustment to the conversion price and the definition of a qualified IPO.

Response.  PMI has added appropriate disclosure to Note 6 of the consolidated financial statements in response to the Staff’s comment.

38.                               Please disclose the significant assumptions used to value the warrants issued with the Series A and D preferred stock consistent with paragraph 64 of SFAS 123R.

Response.  PMI has added appropriate disclosure to Note 6 of the consolidated financial statements in response to the Staff’s comment.

39.                               In the last paragraph on page F-18 you refer to the “Series A, B, and C common stock or, other securities.” Please revise or clarify.

Response.  PMI has clarified the disclosure on page F-18 in response to the Staff’s comment.

Note 7.  common stock, page F-23

40.                               On page F-12 you disclose that the value of your common stock ranged from $0.28 to $0.48 during 2006. Please tell us why holders of your warrants exercised those warrants for 4,456,242 common shares at a price of $0.737 per share in 2005. Discuss whether the value of the company decreased between May 2005 and January 2006.

Response.  In May 2005, a total of 21 investors exercised an aggregate of 4,456,242 common stock warrants at a price of $0.737 per share, for aggregate proceeds of $3,284,251.  All of the investors who exercised such warrants were existing equity investors in the Company, including a total of 1,356,852 warrants which were exercised by the Company’s co-founder, director, and largest stockholder, for aggregate proceeds of $1 million.  These investors agreed to exercise such warrants as an accommodation and as a convenient method of providing additional funding for the Company until the next preferred stock financing raise could be completed, and intentionally did so without regard to the fact that the exercise price may have been in excess of the fair value of the Company’s common stock at the time.  The capital received from these warrant exercises provided a sufficient amount of capital for the Company to sustain operations until the Company’s October 2005 preferred stock financing.

As the warrants were exercised entirely by existing investors, and as the aggregate common shares issued in connection with the exercises approximates only 3% of the fully diluted shares outstanding at that time, PMI believes the price at which the warrants were exercised does not provide a meaningful indicator of the fair value of its common stock.  PMI does not believe the value of the Company decreased between May 2005 and January of 2006.

Warrants, page F-24

41.                               Please disclose all of the significant terms of the warrants, including their anti-dilution provisions, consistent with paragraph 64 of SFAS 123R.

Response.  PMI has provided the disclosures to satisfy the requirements of paragraph 64 of SFAS 123R, including the anti-dilution provisions, in Note 7 of the consolidated financial statements in response to the Staff’s comment.

Note 8.  Stock Option Plan, page F-25

42.                               Please note that we are deferring any final evaluation of your stock compensation recognized until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Response.  PMI acknowledges the Staff’s comment, and refers the Staff to our response to comment 11 for a preliminary discussion of matters relating to stock-based compensation.

Note 11.  Commitments and Contingencies, page F-20

43.                               Please tell us the nature of the legal reserve of $285,000 shown on page F-16 and provide any disclosures required by SFAS 5.

Response.  The legal reserve of $285,000 as of December 31, 2006 consists of two separate matters for which PMI management concluded that losses were probable and estimable.  The first matter relates to a lawsuit filed against PMI by a vendor in 2005.  This matter was settled in April 2007 for $185,000.  PMI has accrued for this $185,000 loss as of December 31, 2006.  The second matter relates to an outstanding product liability case which was filed against PMI in 2004.  PMI has accrued for a potential loss for the matter of $100,000, which represents the Company’s best estimate of the potential loss.  PMI believes any further exposure related to this matter is limited by its product liability insurance policy.

PMI believes it has provided the disclosures required by SFAS 5 in Note 11 to the consolidated financial statements.  PMI has not separately disclosed the vendor lawsuit described above as the matter was settled during 2007 for an amount that is immaterial to the consolidated financial statements as a whole, and commensurate with the reserve established for the matter in 2005.

Note 13.  License Agreements, page F-32

44.                               Please disclose the term of the license agreement.

Response.  PMI has updated its disclosure in Note 13 to the consolidated financial statements to include the term of the license agreement in response to the Staff’s comment.

Note 15.  Subsequent Events (dated May 3, 2007), page F-32

45.                               We note the disclosure on page 103 relating to the convertible senior secured promissory notes you issued in March 2007 and that you may incur liquidated damages or penalties pursuant to a registration rights agreement. Please refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf and address the following:

Please provide us with a clear description of all the material terms of the convertible promissory notes, including but not limited to, the conditions under which you or the holder may convert into common shares, the conversion rate and all conditions that may result in adjustments to that rate, as well as any conditions under which you or the holder may accelerate payment of the notes. Likewise, please clearly describe the material terms of the registration rights agreements, including the conditions under which you would be required to pay liquidated damages. Tell us how you have applied the guidance in EITF 05-02, EITF 00- 9 and SFAS 133 in evaluating whether the various features of your convertible promissory notes, including for example, the conversion feature, the redemption feature, etc., are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under SFAS 133. Please provide us with your analysis of each of these features under paragraphs 12-32 of EITF 00-19. As an initial step, please address whether the notes would meet the definition of conventional convertible debt in paragraph 4 of EITF Issues 00-19 and 05-2.

Response.  On March 30, 2007, PMI sold a series of 7% convertible senior secured promissory notes (“Convertible Notes”) in an aggregate principal amount of $25 million.  The notes are secured by substantially all of the Company’s assets.  The material terms of the Convertible Notes are as follows.

Interest and Terminal Value

The Convertible Notes accrue interest initially at the rate of 7% per annum, payable semiannually in arrears, and subject to an increase to 8.5% per annum in the event that a qualified initial public offering (“Qualified IPO”) does not occur by December 31, 2007.  A qualified IPO is defined as an underwritten public offering of common stock that results in the common stock being listed on a U.S. national securities exchange and for which the aggregate gross proceeds to the Company are not less than $40 million (prior to underwriting commissions and discounts).  Interest accruing on or before March 31, 2009 is payable in cash, while interest accruing after March 31, 2009 is payable, at PMI’s option, in cash or paid-in-kind in the form of additional notes (“PIK Notes”).  The principal amounts of such PIK Notes will have the same maturity as the Convertible Notes.  Should PMI elect to pay interest on the Convertible Notes in PIK Notes, the interest rate of such PIK Notes shall be equal to the then applicable interest rate plus 1.5%.

The Convertible Notes also require the payment of a terminal value that (i) will be due upon redemption or conversion of the Convertible Notes, (ii) will be considered part of the conversion amount for purposes of determining the conversion rate (see below) or (iii) will be due upon maturity as part of the principal amount.  In each case, the terminal value payment will be equal to 7% per annum of the applicable principal from the closing date of the Convertible Notes in March 2007 to the earlier of the declaration of the effectiveness of a registration statement, or maturity of the Convertible Notes, provided that if a registration statement is declared effective, the accretion of the terminal value payment will only accrue to the first conversion event.

Conversion Rights

The Convertible Notes are not convertible, and will only become convertible upon the occurrence of a conversion event, which is defined as a Qualified IPO (defined above) or a Qualified Sale.  A Qualified Sale is defined as a change of control either (i) following a Qualified IPO or (ii) prior to a Qualified IPO if (a) the surviving or acquiring entity is a public company whose shares of capital stock are listed or traded on a U.S. national securities exchange with a market capitalization of at least that of the Company at the effective time of such a transaction, (b) the underlying shares are convertible or exchangeable into the common stock of the surviving corporation or acquiring company and (c) at least 90% of the merger consideration that the holders of common stock are entitled to receive in the change of control transaction will consist of shares of the acquiring or surviving entity’s common stock whose initial issuance has been registered under the Securities Act and that are traded on a U.S. national securities exchange.

Should a Qualified IPO or Qualified Sale occur (“Conversion Event”), the holder of the Convertible Note will be entitled, at the holder’s option, at any time from the occurrence of the Conversion Event through the maturity date of the Convertible Notes, to convert the outstanding principal amount plus accrued and unpaid interest on the note, or any portion thereof, into common stock, or to convert the conversion amount into the right to receive the consideration to be received by a holder of common stock in a Qualified Sale, pursuant to the same terms of the Qualified Sale transaction as are applicable to the Company’s holders of common stock.  If no Qualified IPO or Qualified Sale occurs before the maturity of the note, the note is not convertible.

In each of the cases of conversion the conversion rate is equal to the quotient obtained by dividing (x) the Conversion Amount (face plus accrued interest) by (y) the Conversion Price.

The “Conversion Price” shall be the lesser of (i) the following:

(A) If the first Conversion Event to occur shall be a Qualified IPO, an amount equal to the initial public offering price per share of the common stock in such Qualified IPO, less the percentage discount set forth in the following discount schedule, and (B) if the first Conversion Event to occur shall be a Qualified Sale, an amount equal to the Qualified Sale Price per share less the percentage discount set forth in the following discount schedule:

(I)                                    6% if the Conversion Event occurs 180 days or less after the Closing Date;

(II)                                9% if the Conversion Event occurs more than 180 days but less than or at 360 days after the Closing Date;

(III)                            12% if the Conversion Event occurs more than 360 days but less than or at 540 days after the Closing Date; or

(IV)                            16% if the Conversion Event occurs more than 540 days after the Closing Date,

it being understood that, in no event, shall the percentage discount under this clause (i) exceed 16%, or

(ii)  $1.565 per share (“Maximum Conversion Price”).

In no event, shall the Conversion Price be greater than the Maximum Conversion Price.

Following the consummation of a Conversion Event, the conversion price shall be adjusted from time to time as  necessary to reflect any stock dividend, stock distribution, distribution of options, warrants or other rights, stock split, reverse stock split or recapitalization or other similar transaction.

Registration Rights

In connection with the issuance of the Convertible Notes, PMI entered into a registration rights agreement with the note holders.  Pursuant to the registration rights agreement, PMI agreed to file a registration statement covering the resale of the shares issuable upon a conversion of the Convertible Notes within 90 days of the closing of a Qualified IPO.  In addition, the Company shall use its reasonable best efforts to cause the registration to be declared effective under the Securities Act as soon as possible, but in any event, no later than 180 days after the closing of a Qualified IPO, and shall keep the registration continuously effective under the Securities Act until the second year after the effective date or such earlier date when all underlying shares covered by the registration statement cease to be registrable securities.  Should these conditions not be met, a Registration Default shall occur (as defined in the agreement).

In accordance with the terms of the registration rights agreement, upon the occurrence of a Registration Default, the holder of the Convertible Notes will suffer damages and the following will occur:  (i) the interest rate borne by the note shall be increased by (a) 0.5% per annum or (b) if any registration default shall continue for more than 180 consecutive days, 1.0% per annum after such 180th day.  With respect to the notes which have been converted to common shares prior to a registration default, PMI will pay an amount equal to 4% per annum multiplied by the portion of the principal amount of each such note was converted into common shares.  All liquidated damage provisions in the Convertible Note agreement require the payment of cash penalties, and there are no provisions whereby additional equity instruments will be issued.

Redemption

Beginning on the date that is 180 days following the closing of a Qualified IPO, PMI may, at its option, redeem the Convertible Notes in whole at any time, upon 15 days prior written notice to the holder, at a redemption price payable in cash, equal to the principal amount plus any interest accrued and unpaid, subject to the satisfaction of the following conditions precedent:

(a)          the declaration of the effectiveness of a registration statement filed with the SEC for the resale of the underlying shares

(b)         the average of the high and low sale price of the common stock, as reported on the principal securities exchange on which the common stock is listed on each of any 20 trading days during any period of 30 consecutive trading days ending within 45 days prior to the Redemption Date (so long as, during the entire 30 trading day period, the aforementioned registration statement has been effective and there has been no suspension of trading of the common stock), having been equal to or greater than 140% of the initial public offering price in the Qualified IPO (in each case, with prices adjusted for stock splits, reverse splits, stock dividends, share combination and other antidilution events), in the manner;

(c)          no more than $12,500,000 of outstanding Notes may be redeemed pursuant to this provision in any period of 30 consecutive trading days; and

(d)         any such redemption shall be effected on a pro rata basis with respect to all then outstanding Notes (including PIK Notes).

Accounting Analysis of Convertible Notes

The Convertible Notes do not meet the definition of a conventional convertible instrument as defined in paragraph 4 of EITF 00-19 and EITF 05-2.  EITF 00-19 states that conventional convertible debt is limited to those instruments in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).  EITF 05-2 clarified that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19.  The ability to convert the Convertible Notes is based on a contingent event, and as the Notes contain the conversion adjustments described above, the Convertible Notes do not qualify as conventional convertible instruments, as defined.  As such, the additional considerations described in paragraphs 12-32 of EITF 00-19 must be evaluated in order determine whether the written call option requires bifurcation and separate accounting pursuant to SFAS 133.

The conversion feature in the Convertible Notes is contingent at the outset as the notes are only convertible upon a Qualified Sale or Qualified IPO. In addition, prior to a Conversion Event and the receipt of shares for which a public trading market exists so that the shares obtained upon conversion are “readily convertible to cash,” the embedded conversion option does not represent a derivative, as there is no form of settlement for the option that meets the definition of a derivative in SFAS 133. The following analysis of paragraphs 12-32 of EITF 00-19 is our prospective analysis of the accounting for the embedded conversion feature should a Conversion Event in the form of a Qualified IPO occur.

1. EITF 00-19 Analysis of Conversion Option

Paragraph 12.  The only provision for cash settlement would be in the case that the Company is sold in which case the note holder can convert the conversion amount into the right to receive the consideration to be received by a holder of common stock in a Qualified Sale, pursuant to the same terms of the qualified sale transaction as are applicable to the Company’s holders of common stock.   PMI considered paragraph 27 of EITF 00-19 which states:

Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability.  However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded.  For example, an event that causes a change in control of a company is not within the company’s control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability.  However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision.  In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract.  If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt).  Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.

The events which would cause the Convertible Notes to be convertible (Qualified IPO or Qualified Sale) are within control of management and the board of directors.  Therefore, PMI plans on ensuring that the appropriate number of shares are authorized prior to one of these events occurring to avoid having to settle the conversion in cash in the event there are not enough authorized shares.   Should there not be an appropriate number of shares authorized prior to the occurrence of the Conversion Event, PMI would be precluded from accounting for the embedded conversion option within equity.

Paragraphs 13 and 14.  In connection with the Convertible Note issuance, PMI entered into a registration rights agreement with the note holders (see above).  Pursuant to the registration rights agreement, PMI agreed to file a registration statement covering the resale of the shares issuable upon conversion of the notes in a defined period of time subsequent to the closing of the Company’s IPO.  The Convertible Note agreements do not require that the issuance of common stock upon the conversion of the notes be registered under the Securities Act, and upon conversion these shares will constitute restricted securities issued in a private placement. Following an IPO, the Company will be obliged to file a registration statement covering the resale by the original note holders of these restricted securities. Therefore, PMI believes that it will be able to settle the contract by delivering unregistered shares.

PMI considered the recent alert issued by the SEC at the December 2006 AICPA National Conference on Current SEC and PCAOB Developments which clarified this point:

In many cases, a PIPE transaction will include a “registration rights agreement” that requires the issuer to file a registration statement for the resale of the shares initially issued, the shares to be issued under the warrant, and perhaps even the warrant itself. This subsequent registration process should not be confused with a transaction where the securities are registered at inception. In the case of registration at inception, the issuance takes on a “public” characteristic and will have to be settled publicly. In the case of the filing of a registration subsequent to initial issuance (for example, in order to comply with a registration rights agreement), it is the future resale transaction, rather than the existing securities, that is registered.  Therefore a subsequent registration that is executed as required under a registration rights agreement does not flip the initial “private” transaction to a “public” transaction.

PMI has concluded that, as a legal matter, it will be able to settle the contract by issuing unregistered shares and therefore will meet the requirement of paragraph 14.

Paragraph 15.  Paragraph 15 is not applicable as the conversion price will be based on the IPO price.

Paragraphs 16-18.  Paragraphs 16 through 18 are not applicable as PMI is entitled to settle the contract by issuing unregistered shares, as noted above.

Paragraph 19.  As indicated, the convertible debt only becomes convertible into shares upon an IPO.  As PMI is currently privately held, PMI plans to control the filing of the IPO as well as the authorization of a sufficient number of shares to issue in the event the IPO is completed.  Should there not be an appropriate number of shares authorized prior to the occurrence of the conversion event, PMI would be precluded from accounting for the embedded conversion option within equity.

Paragraph 20.  There is no net-share settlement feature in the Convertible Notes.  Upon an IPO, the note-holder can convert the outstanding principal and interest into a fixed number based on a discount to the IPO price as noted above, subject to certain anti-dilution adjustments.

Paragraphs 21-23.  Paragraph 21-23 are not applicable as the features discussed are not present in the Convertible Note agreements.

Paragraph 24.  PMI does not currently have any instruments outstanding which do not have a limit on the number of shares that could be delivered upon net share settlement.  Upon the occurrence of a conversion event, PMI will need to reevaluate this paragraph in order to determine if any instruments without limits on the number of shares required to net share settle are outstanding.

Paragraph 25.  There is no provision of the Convertible Note agreements that requires a cash payment to the note holders in the event that the Company does not make timely periodic filings with the SEC.

Paragraph 26.  Paragraph 26 is not applicable as the features discussed are not present in the note agreement.

Paragraph 27.  See discussion above related to paragraph 12.

Paragraph 28.  In the event of nationalization, the classification of the contract would not be changed.

Paragraphs 29-31.  The Convertible Notes are not a net-share settled derivative.  The note holders have the option on a Qualified Sale or Qualified IPO to convert the outstanding notes into shares of common stock.  There is no provision whereby PMI could be required to acquire its shares after the notes are converted.

Paragraph 32.  In connection with the Convertible Notes, PMI entered into a security agreement whereby substantially all of its assets serve as collateral for the notes.  However, on a conversion event, the notes become unsecured and will become effectively subordinated to all then existing and future secured indebtedness of the Company.

Summary Conclusion of EITF 00-19 Analysis. As noted above, PMI has concluded that the embedded conversion feature does not represent a derivative until the occurrence of a Qualified IPO or Qualified Sale results in the shares issued upon conversion being “readily convertible to cash” in accordance with the definition of a derivative in paragraph 6 of SFAS 133.  Upon the occurrence of a Qualified IPO or Qualified Sale, PMI expects that the conversion option included in the Convertible Notes will qualify for equity accounting if freestanding, subject to the existence of an appropriate number of authorized shares at the date of the Conversion Event, as well the finalization of the other variables described above.  Should the conversion option qualify for equity accounting, the embedded conversion option would not require bifurcation.  PMI will finalize its analysis upon the completion of a Conversion Event and the finalization of all the relevant variables of the arrangement described above.

2. Beneficial Conversion Option

Convertible debt instruments must first be analyzed to determine whether the conversion option is an embedded derivative using the guidance in SFAS 133 and EITF 00-19.   If the conversion option is an embedded derivative that meets the criteria for bifurcation from the host instrument under SFAS 133, it must be accounted for as a freestanding derivative.  For non-derivative beneficial conversion options, other accounting applies.  Since PMI has concluded that the conversion option in the Convertible Notes is not a derivative requiring bifurcation under FASB No. 133, until a conversion event occurs (and for purposes of discussion, PMI will assume that the conversion option is also not a derivative post conversion) PMI next considered whether the conversion option was a beneficial conversion option requiring additional accounting.

EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, requires that the value attributable to the beneficial conversion option be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value (not the fair value) of the conversion option to additional paid-in capital (which results in a discount on the convertible instrument).  That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. The timing of the recognition of the resulting interest expense or dividends depends on the terms of the convertible security.

EITF 98-5 also addresses the accounting by issuers of convertible debt or preferred stock with contingently adjustable conversion ratios.  Examples of such instruments include those that only become convertible upon the occurrence of a future event outside the control of the holder (for example, if and when an IPO occurs) or a security that is convertible from its inception but contains conversion terms that change upon occurrence of a future event.

The EITF concluded that the intrinsic value of a contingent conversion option should be measured at the commitment date, whereas the SEC indicated in Topic D-60 that the intrinsic value is measured at the date the instrument is issued (frequently the commitment date does not occur until the issuance date). The beneficial conversion option is measured based on its intrinsic value at the commitment date and recorded either when the instrument is issued for non-contingent beneficial conversion options or when the contingent event giving rise to the conversion option occurs.

The Convertible Notes are not convertible at the date of issuance and only become convertible on a qualified sale or IPO.  As it relates to such instruments, EITF 98-5 includes the following guidance in paragraph 13:

13.                       The Task Force also discussed the accounting for (a) a security that becomes convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion terms that change upon the occurrence of a future event.  The Task Force reached a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved.

EITF 00-27, Application of EITF 98-5 to Certain Convertible Instruments clarified and superseded certain provisions of EITF 98-5.  However EITF 00-27, paragraph 8 states the following as it relates to contingent conversion options, which is consistent with EITF 98-5:

8.                              The Task Force reached a consensus that the most favorable conversion price that would be in effect at the conversion date, assuming there are no changes to the current circumstances except for the passage of time, should be used to measure the intrinsic value of an embedded conversion option.  Changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs.

In paragraph 16 of EITF 00-27 the Task Force addressed when a commitment date should occur for purposes of determining the fair value of the issuer’s common stock to be used to measure the intrinsic value of an embedded conversion option.  The Task Force reached a consensus that the commitment date definition in Issue 98-5 should be replaced with a definition that is consistent with the firm commitment definition in Statement 133 and in Statement 133 Implementation Issue F3 and, therefore, requires the agreement to be binding on both parties.  The definition of a commitment date for purposes of Issue 98-5 is as follows:

a.                               The agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing of the transaction.  The fixed price may be expressed as a specified amount of an entity’s functional currency or of a foreign currency.  It may also be expressed as a specified interest rate or specified effective yield.

b.                              The agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable.  In the legal jurisdiction that governs the agreement, the existence of statutory rights to pursue remedies for default equivalent to the damages suffered by the nondefaulting party, in and of itself, represents a sufficiently large disincentive for nonperformance to make performance probable for purposes of applying the definition of a firm commitment.

The terms of conversion for the Convertible Notes were fixed contractually upon the issuance of the Notes on March 30, 2007.   Specifically, the terms of conversion into common stock, including the related discounts from the IPO price to be received, were contractually agreed to, subject to finalization upon the determination of the IPO price.  There is no discretion as to how to calculate the conversion price once the conversion event occurs.  Accordingly, the commitment date is fixed as of the issuance date of the Notes.

In paragraph 23 of EITF 00-27, the Task Force addressed how an issuer should apply Issue 98-5 if the terms of a contingent conversion option do not permit the number of shares that would be received upon conversion if the contingent event occurs to be calculated at the commitment date (as is the case in the PMI notes as the IPO price is unknown at the commitment date).  The EITF reached a consensus that if the terms of a contingent conversion option do not permit an issuer to compute the number of shares that the holder would receive if the contingent event occurs and the conversion price is adjusted, an issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price.  The number of shares that would be received upon conversion based on the adjusted conversion price would then be compared with the number that would have been received prior to the occurrence of the contingent event.  The excess number of shares multiplied by the commitment date stock price equals the incremental intrinsic value that results from the resolution of the contingency and the corresponding adjustment to the conversion price.  That incremental amount would be recognized when the triggering event occurs.

Interest accruing after March 31, 2009 is payable, at the Company’s option in cash or paid-in-kind in the form of additional notes (“PIK Notes”).  The principal amount of the PIK Notes will have the same maturity as the Convertible Notes, and the PIK Notes will be convertible into Common Stock upon a conversion event, similar to the existing Notes.

Therefore, should the Company elect to pay interest in the form of PIK Notes, the Company will need to perform a separate evaluation on the PIK Notes upon the date of issuance (i.e., the commitment date for the PIK Notes), first in order to determine if the conversion feature of the PIK Notes represents an embedded derivative that requires bifurcation pursuant to FAS 133 and EITF 00-19, and secondly, to determine if a beneficial conversion feature exists on the PIK Notes pursuant to EITF 98-5 and EITF 00-27.  Given the issuance of PIK Notes by the Company is discretionary (as the Company can pay the interest in cash as opposed to issuing PIK notes) paragraph 30 of EITF 00-27 would be considered in evaluating any beneficial conversion option.

Contingent Interest Feature

As noted above, in the event PMI does not complete a qualified IPO by December 31, 2007, the interest rate on the Convertible Notes increases by 1.5% to 8.5%.  In accordance with SFAS No. 133, generally, contingent interest features represent embedded derivatives that would need to be separated from their host non-derivative contract as the economic characteristics of the embedded derivative are not clearly and closely related to the economic characteristic and risks of the host debt instrument.  For example, a contingent interest feature that increases the interest rate on the instrument to a market rate of a similar, nonconvertible debt instrument if the market price of the issuer’s common stock falls (or rises) to a specified level would need to be bifurcated and separately accounted for under SFAS 133 as the underlying (i.e., the issuer’s common stock price) is not clearly and closely related to interest rates.

Embedded derivatives should be separated from their host nonderivative contract and accounted for as a derivative instrument pursuant to SFAS 133 if, and only if, all of the following criteria are met:

1.                               The economic characteristics and risks of the embedded derivative are not “clearly and closely related” to the economic characteristics and risks of the host contract.

2.                               The contract (“the hybrid instrument”) that embodies both the embedded derivative and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

3.                                               A separate, freestanding instrument with the same terms as the embedded derivative would be a derivative instrument subject to the requirements of SFAS 133.

Based on the above criteria, PMI has concluded that the contingent adjustable interest feature in the Convertible Notes is a derivative requiring bifurcation under SFAS No. 133.  The maximum amount of additional interest in the event we do not complete a qualified IPO is $843,750 (1.5% from 1/1/08 thru maturity of 3/31/10).  The value of the derivative is not deemed material at March 31, 2007 as PMI believes the probability of the completion of its IPO is high given the progress to date and PMI does not anticipate incurring the additional interest under this clause. PMI took this into account in determining that the feature is immaterial. This amount will be monitored by PMI, and, if assessments change such that the derivative feature becomes material, it will be marked to market through earnings in the period in which it is determined to be material.

Registration Rights Agreement

FSP EITF 00-19-2, Registration Payment Arrangements, specifies that a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately measured and recognized in accordance with SFAS 5.

PMI has concluded that it is currently not probable that should the Company complete its IPO that it will be unable to file a registration statement covering the underlying shares or maintain the effectiveness of the registration statement for the required time frame.

46.                               When you update your financial statements, please tell us and disclose the method and significant assumptions used to determine the fair value of the options and warrants, consistent with paragraph 64 of SFAS 123R, including how you determined the underlying fair value of your common stock.

Response.  In March 2007, PMI extended the expiration date of 7,237,415 warrants with strike prices of $0.8582 held by a shareholder and director which were scheduled to expire in May 2007.  The fair value of the warrants at the date of the extension was determined by the Company to be de minimis. The expiration dates of the warrants were extended such that 10% of the warrants will continue to expire as originally scheduled on May 22, 2007, while 22.5% shall expire annually on May 22, 2008 through May 22, 2011.  PMI estimated the fair value of the warrants using the Black Scholes fair value pricing model with the following assumptions: expected dividend yield:  0%, expected volatility:  60%, risk-free interest rate:  4.58%, and expected lives ranging from 1.23 years to 4.23 years based on the remaining contractual life of each individual warrant traunch. The fair value of PMI’s common stock was estimated at $0.48 per share as determined by a contemporaneous third party valuation.  The expected volatility was calculated for each grant based on an alternative method (calculated value), using a consistent approach to the approach used in

2006 as disclosed in Note 2 to the consolidated financial statements. The calculation yielded grant date fair values of $0.05, $0.01, $0.14 and $0.17 for the warrants expiring in 2008, 2009, 2010 and 2011, respectively.  The total fair value of approximately $747,000 was allocated to debt discount and will be amortized to interest expense over the term of the convertible senior secured promissory notes.

In April 2007, the board of directors of PMI granted an executive officer a non-statutory option to purchase 6,081,085 shares of common stock at an exercise price of $0.64 per share.  This option is performance-based and will only vest upon the achievement of corporate performance targets in 2007.  Specifically, 25% of the shares will vest upon the completion of a qualified initial public offering in 2007, 25% will vest upon the successful launch of a new product in 2007 (as defined in the agreement), up to 40% will vest upon achievement of a revenue target for 2007, and up to 10% will vest upon achievement of a gross margin target for 2007.  Additionally, all of the shares would vest upon a change in control of the Company, as defined in the employment agreement.  PMI estimated the fair value of the options using the Black Scholes fair value pricing model with the following assumptions:  expected dividend yield:  0%, expected volatility:  60%, risk free interest rate:  4.58%, and expected life of 7 years.  The fair value of PMI’s common stock was estimated at $0.48 per share as determined by a contemporaneous third party valuation.  The expected volatility was calculated for the grant based on an alternative method (calculated value), using a consistent approach to the approach used in 2006 as disclosed in Note 2 to the consolidated financial statements.  The calculation yielded a grant date fair value of $0.28 for the options, or a total fair value of $1.69 million.  PMI has not recognized any compensation expense through June 30, 2007 related to these performance based options as it is not probable that these performance targets will be achieved. Should the performance targets become probable of achievement, the Company would begin to recognize compensation cost over the requisite service period.

In April 2007, the board of directors of PMI granted another executive officer a non-statutory option to purchase 1,830,697 shares of common stock at an exercise price of $0.64 per share.  PMI estimated the fair value of the options using the Black Scholes fair value pricing model with the following assumptions:  expected dividend yield:  0%, expected volatility:  60%, risk free interest rate:  4.58%, and expected life of 7 years.

The fair value of the Company’s common stock has been estimated at $0.48 per share as determined by a third party valuation.  The expected volatility was calculated for the grant based on an alternative method (calculated value), using a consistent approach to the approach used in 2006 as disclosed in Note 2 to the consolidated financial statements.  The calculation yielded a grant date fair value of $0.28 for the options, or a total fair value of $513,000, which will be recognized over the vesting period of the award.

In response to the Staff’s comments, PMI has updated its disclosures in Note 15 to the consolidated financial statements to include the disclosures consistent with paragraph 64 of SFAS 123R.

47.                               When you update your financial statements, please disclose the significant terms of your convertible note agreement, including how the agreement defines a qualified initial public offering or qualified sale of the company and terms of anti-dilution adjustments. The disclosure should allow an investor to determine whether the offering that is the subject of the filing will be a qualified public offering under the agreement.

Response.  PMI has revised Note 15 of the consolidated financial statements in response to the Staff’s comment.

Exhibit 23.1

48.                               Please provide a currently dated and signed consent from your independent registered public accounting firm prior to requesting effectiveness. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Response.  Ernst & Young LLP, PMI’s independent registered public accounting firm, has provided a currently dated and signed consent in response to the Staff’s comment.

Exhibits

49.                               Please note that comments on your application for confidential treatment will be sent under separate cover.

Response.  PMI acknowledges the Staff’s comment.

Thank you in advance for your assistance with this filing.

Very truly yours,

/s/ Robert W. Sweet, Jr.
Robert W. Sweet, Jr.

Enclosures
cc:           Jeffrey L. Quillen, Esq.
                Michael P. Whitman, Power Medical Interventions, Inc.
                John P. Gandolfo, Power Medical Interventions, Inc.
                Christopher M. Kelly, Esq.